UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. _____2___)*

Sanuwave Health, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80303D107

(CUSIP Number)

James Silverman, One Boston Place, 26th Floor, Boston, MA 02108

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

12/31/2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80303D107	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS
Opaleye Management Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-5648796

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

31,428,571
	7.	SOLE DISPOSITIVE POWER

0
	8.	SHARED DISPOSITIVE POWER

31,428,571

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,428,571
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%
12.	TYPE OF REPORTING PERSON (see instructions)

CO

* Based upon 481,619,621 shares of common stock issued and outstanding as of January 10, 2022 reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on January 14, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Company.

CUSIP No. 80303D107	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer: SANUWAVE Health, Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices: 3360 Martin Farm Road, Suite 100, Suwanee, Georgia 30024

Item 2.

(a)	Name of Person Filing: This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons” with respect to the shares of common stock of the Company:

Opaleye Fund

Opaleye, L.P. (the “Opaleye Fund”), a private fund formed in the state of Delaware.

Investment Manager

Opaleye Management Inc. (the “Investment Manager”), with respect to the shares of common stock held by the Opaleye Fund, a private fund to which the Investment Manager serves as investment manager. The Investment Manager also serves as a portfolio manager for a separate managed account (the “Managed Account”) and may be deemed to indirectly beneficially own securities owned by the Managed Account. The Investment Manager disclaims beneficial ownership of the shares held by the Managed Account.

Reporting Individual

Mr. James Silverman (the “Reporting Individual”), with respect to the shares of common stock held by the Opaleye Fund. Mr. Silverman is the President of the Investment Manager.

(b)	Address of the Principal Office or, if none, residence

One Boston Place, 26th Floor, Boston, MA 02108

(c)	Citizenship

Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

(e)	CUSIP Number

80303D107

CUSIP No. 80303D107	13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 31,428,571

(b)	Percent of class: 6.53%

(c)	Number of shares as to which the person has: 31,428,571

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote . 31,428,571

(iii)	Sole power to dispose or to direct the disposition of .0

(iv)	Shared power to dispose or to direct the disposition of 31,428,571.

CUSIP No. 80303D107	13G	Page 5 of 6 Pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Instruction. Dissolution of a group requires a response to this item.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 80303D107	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/26/2022
Date

/s/James Silverman
Signature

James Silverman

Managing Member of Opaleye GP LLC , the General Partner of Opaleye, L.P.

Name/Title